FOR IMMEDIATE RELEASE VEON Ltd. Title ISIN 144A/RegS Common Code 144A/RegS CUSIP Outstanding Amount 5.950% USD-denominated notes due 13 February 2023 US92718WAE93/XS0889401724 088995945/088940172 92718W AE9 USD 529,320,000 7.250% USD-denominated notes due 26 April 2023 US36251BAB18/XS1400710726 140117722/140071072 36251B AB1 USD 700,000,000 In each case, issued by VEON Holdings B.V. (the “Issuer”) (collectively, the “2023 Notes”) Invitation to holders of 2023 Notes to contact VEON Ltd. Amsterdam, Netherlands, 14 October 2022 07:00: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, would like to identify beneficial holders of interests in the 2023 Notes (the “2023 Noteholders”) issued by the Issuer, with a view to commencing discussions with the 2023 Noteholders in respect of the 2023 Notes shortly. Holders of the 2023 Notes are therefore invited to contact VEON Ltd. at their earliest convenience. The relevant contact details of VEON Ltd. for these purposes are set out at the bottom of this announcement. VEON Ltd. is unable to engage with any holders of 2023 Notes who are designated or otherwise subject to asset freezes or equivalent blocking restrictions under EU, UK, U.S. or other applicable sanctions regimes. Accordingly, such holders should not contact VEON Ltd. in response to this announcement. About VEON VEON is a global digital operator that provides converged connectivity and online services to over 200 million customers in seven high-growth markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information, visit: https://www.veon.com Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s intent to discuss the 2023 Notes with the 2023 Noteholders. Forward looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. Contact Information of VEON Ltd. Group Director Investor Relations Nik Kershaw bonds@veon.com